

January 7, 2015

Via E-mail
Henk Derksen
Chief Financial Office
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

  Re: Belden Inc.
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 27, 2014
    Response Dated December 19, 2014
    File No. 1-12561

Dear Mr. Derksen:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2013

Note 1: Basis of Presentation, page 50
Goodwill and Intangible Assets

1. We note your response to comment 4 in our letter dated December 10, 2014. We understand that certain valuation methodologies may not necessarily result in deriving a basis for the expected pattern in which the economic benefits of the customer relationship asset would be consumed. However, it is not apparent from your response what were the specific considerations analyzed in arriving at the conclusion that a straight line amortization methodology has been the more appropriate. Furthermore, given the number of acquisitions that Belden has had over the recent fiscal years, it is not apparent whether a historical pattern of how economic benefits are consumed for the customer relationship assets could have been derived such that it may have suggested an accelerated consumption pattern if any. As such, please tell us the specific items Belden

considered in arriving at the conclusion that a straight line amortization methodology has been the more appropriate methodology. In providing your response, please tell us whether any consideration was given to historical patterns for key customers or other factors considered (e.g. peer data or projected sales data) that helped support the assertion that a straight line amortization methodology has been the more appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Melissa Rocha, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief